Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at April 30, 2024:

As at April 30, 2024
(in millions of Canadian dollars)
Subordinated Debentures	8,129
Equity
Common Equity
Common Shares	21,066
Retained Earnings	57,081
Accumulated Other Comprehensive Income	(7,502)
Other Reserves	(68)

Total Common Equity	70,577
Preferred Shares and Other Equity Instruments	8,779

Total Equity Attributable to Equity Holders of the Bank	79,356
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,719

Total Equity	81,075

Total Capitalization	89,204

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the six months period ended April 30, 2024 and for each of the years in the five year period ended October 31, 2023.

	Six Months Ended April 30,	October 31,
	2024	2023	2022	2021	2020	2019

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	4.48	4.27	5.78	9.00	5.91	6.61
Including interest on deposits	1.25	1.25	1.82	2.56	1.66	1.67
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	3.76	3.60	5.14	7.55	5.16	5.88
Including interest on deposits	1.23	1.23	1.78	2.46	1.63	1.65

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs;

•	fixed charges, including interest on deposits, represent all interest; and

•	preferred dividends include dividends from preferred shares and other equity instruments.

•

On November 1, 2023, the Bank adopted IFRS 17 Insurance Contracts, which replaces IFRS 4, the previous accounting standard for insurance contracts. The Bank adopted IFRS 17 on a retrospective basis, restating the results from the transition date of November 1, 2022. Accordingly, results for fiscal 2023 have been restated to reflect the IFRS 17 basis of accounting for insurance contracts. Results for periods prior to November 1, 2022 continue to be presented under the IFRS 4 basis of accounting and have not been restated.